GOVERNANCE

GROUP GOVERNANCE

OUR COMMITMENT

We are committed to building a resilient, competitive and sustainable business in an ethical and efficient manner which ultimately benefits our stakeholders.



Matters dealt with by the Board of Directors (Board)

During the year the Board dealt with several significant issues aligned with our Material Matters. Details of some of the most important issues are included in the Chairman's statement and are expanded on by the President and Chief Executive Officer in his statement.

The Board plays a crucial, ongoing role in reviewing and refining the Company's strategy, including monitoring implementation. The Board continuously assesses the effectiveness of Sasol's strategy, adapting it to changing circumstances and new opportunities, ensuring alignment of Sasol's long-term objectives.

For the next three years, Sasol will focus on the following two strategic pillars:

1 STRENGTHEN OUR FOUNDATION

Building a more efficient and resilient foundation business by restoring the Southern African operations to historical levels of performance and resetting the International Chemicals business.

2 GROW AND TRANSFORM

Transforming into a more sustainable, future-fit business by developing new value pools aligned with evolving customer needs, all while delivering strong performance and driving decarbonisation.

The Board will ensure that these strategic pillars are underpinned by a robust financial framework focused on improving sustainable free cash flow generation, deleveraging the balance sheet, reinstating dividends and ensuring disciplined capital allocation, while more importantly making sure our people go home safely and that we care for our planet.

Our governance structure

Through the governance structure, the Board focuses on ensuring that strategy, sustainability, risk and performance considerations are appropriately balanced and effectively integrated into the activities of the organisation. Details of these are given throughout the Integrated Report.

Our governance structure is regularly reviewed and provides for the assignment of authority while enabling the Board to retain effective control. Policies and processes are in place to ensure all Group entities adhere to essential Group requirements and minimum governance standards. As a direct or indirect shareholder, Sasol Limited exercises its rights and is involved in the decision-making of its subsidiaries on significant matters. Subsidiaries have adopted Sasol's governance framework as appropriate and have aligned their Memoranda of Incorporation with it.


SASOL LIMITED SHAREHOLDERS
SASOL LIMITED BOARD
Audit Committee
Nomination and Governance Committee
Remuneration Committee
Safety, Social and Ethics Committee
Capital Investment Committee
PRESIDENT AND CHIEF EXECUTIVE OFFICER
GROUP EXECUTIVE COMMITTEE (GEC)
Capital Structuring and Allocation Committee
Disclosure Working Group
Employee and Remuneration Committee
Safety, Health and Environment Committee (SHE)
Sanctions Compliance Committee
Ad hoc GEC mandating and steering committees
EXECUTIVE VICE PRESIDENTS
Subsidiaries (wholly-owned)/Operating Model Entities
Subsidiaries (wherein external shareholder) and Joint venture (JV) Boards and shareholders
STAKEHOLDERS
ETHICAL FOUNDATION
STRATEGY/SUSTAINABILITY
RISKS/OPPORTUNITIES
CONTROL/ASSURANCE
PERFORMANCE
DISCLOSURES

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Board compliance

We are a values-based organisation and are committed to the highest standards of business integrity and ethics in all our activities. The Board ensures that Sasol is governed effectively through ethical consciousness and conduct, in accordance with good corporate governance practice, appropriate and relevant non-binding industry rules, codes and standards and internal control systems. As a company listed on the Johannesburg Stock Exchange (JSE) and on the New York Stock Exchange (NYSE) for purposes of our American Depositary Receipt program, Sasol is subject to, and has implemented controls to provide reasonable assurance of its compliance with all relevant requirements in respect of its listings. Specific areas of law have been identified as key Group legal compliance risk areas (safety, health and environmental laws, anti-bribery and anti-corruption laws, sanction laws, data privacy laws and competition law). Controls, aimed at achieving a balanced approach to compliance and to mitigate the risks in these areas have been implemented. The Board and its Committees continue to closely monitor the implementation of the Company's legal compliance policy and processes and improve thereon to mitigate the risk of non-compliance with the laws in the various jurisdictions in which Sasol does business.

The Board is satisfied that it fulfilled all its duties and obligations in the 2025 financial year.

- The Board confirms that Sasol complies in most significant respects with the governance standards imposed on domestic United States' companies listed on the NYSE and that Sasol applies all the principles of the King IV™ Report on Corporate Governance for South Africa 2016 (King IV™).*
- The Board confirms that the Company is in compliance with the provisions of the Companies Act 71 of 2008 as amended (the Companies Act), specifically relating to its incorporation, and is operating in conformity with its Memorandum of Incorporation.
- In the year under review, there were no material violations of any laws or regulations, nor were any material penalties or fines imposed on the Company or its Directors for contraventions of any laws or regulations.

The Board uses its meetings to discharge its governance and regulatory responsibilities. Its work plan and those of its Committees outline the matters which should be dealt with at meetings and are aligned with the responsibilities and requirements set out in the Board Charter and the terms of reference of its Committees. Matters considered by the Board and its Committees include strategy, material matters, operational and financial performance, risks and opportunities, environmental, social and governance (ESG) issues and compliance.**

The Board directly assumes responsibility for the governance of risk. To support the Board in ensuring effective risk management oversight, not only one Committee, but all Board Committees are responsible for ensuring the effective monitoring of risks within the ambit of each Committee's scope. In monitoring and providing oversight on Sasol's risk, each Committee will consider potential opportunities as appropriate.

There are seven scheduled Board meetings a year. The Board also meets twice a year to discuss strategy. For the reporting period, the Board held 10 meetings and two strategy meetings.

FY25

12 Meetings

99%^ Attendance

^ Mr M Cuambe could not attend the meeting held on 26 June 2024 due to unforeseen flight changes.

The Board Charter and terms of reference of its committees are reviewed as and when required but at least every second year to ensure they remain relevant and aligned with the Companies Act and other relevant regulatory requirements, King IV™ and governance best practices.



www *A statement on Sasol's application of the principles of King IV™ is available on www.sasol.com

www **For more details on the responsibilities, powers, policies and processes of the Board, its Directors and the Company's executives and other officials, refer to the Board Charter, together with the Company's Memorandum of Incorporation on our website, www.sasol.com

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Our Board of Directors

Sasol's Board of Directors is responsible for strategic direction and control. Their independent, effective and informed judgement guides strategic decisions.



Muriel Dube (53)
Independent non-Executive Director and Chairman
(Appointed: 2018)
South African

BA (Human Sciences), BA (Hons) (Politics), MSc (Environmental Change and Management), Executive Certificate: Climate Change and Development, Executive Finance Programme (Oxford Said Business School), Board Effectiveness Programme (Harvard Business School)

NGC CIC SSEC



Simon Baloyi (49)
Executive Director and President and Chief Executive Officer
(Appointed: 2024)
South African

MScEng (Chemical)
MSc (Engineering Management)
Management Programme INSEAD Business School

CIC SSEC



Walt Bruns (44)
Executive Director and Chief Financial Officer
(Appointed: 2024)
South African

BCom, CA (SA)

CIC



Vuyo Kahla (55)
Executive Director and Executive Vice President: Commercial and Legal
(Appointed: 2019)
South African

BA, LLB
Advanced Management Programme (MIT Sloan School of Management)

SSEC

Committees

- Chairman of Committee
- AC – Audit Committee member
- CIC – Capital Investment Committee member
- NGC – Nomination and Governance Committee member
- REMCO – Remuneration Committee member
- SSEC – Safety, Social and Ethics Committee member

In terms of our Memorandum of Incorporation, the Board shall consist of a maximum of 16 directors. Up to five may be Executive Directors. One-third of Directors must retire at every Annual General Meeting and are eligible for re-election. The Board determined that it would comprise a maximum of 14 directors.



Manuel Cuambe (63)
Independent non-Executive Director
(Appointed: 2016)
Mozambican

BEng (Electrical)
Postgraduate Certificate in Management Studies

CIC NGC REMCO



David Eyton (64)
Independent non-Executive Director
(Appointed: 2024)
British

BA Engineering
MA Engineering

SSEC AC CIC NGC



Martina Flöel (65)
Independent non-Executive Director and Lead Independent Director (Appointed: 2018)
German

MSc (Chemistry)
PhD (Chemistry)

REMCO CIC NGC SSEC



Kathy Harper (62)
Independent non-Executive Director
(Appointed: 2020)
American

BSc (Industrial Management)
MBA
Certificate in cyber security oversight (National Association of Corporate Directors)

AC REMCO



Trix Kennealy (67)
Independent non-Executive Director
(Appointed: 2017)
South African

BCom (Hons) (Accountancy)

AC CIC NGC



Xikongomelo Maluleke (44)
Independent non-Executive Director
(Appointed: 2025)
South African

BCom (Accounting),
BCom (Hons) (Accounting),
MBA, CA(SA)

AC SSEC



Stanley Subramoney (66)
Independent non-Executive Director
(Appointed: 2021)
South African

BCompt (Hons) (Accounting Science), CA(SA)

AC REMCO

www The roles and functions of the Chairman, Lead Independent Director and President and CEO are described in the Board Charter available on our website at www.sasol.com

Mr TJ Cumming resigned as Independent non-Executive Director, Chairman of the Remuneration Committee and member of the Board Committees effective 6 June 2025.

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Independence of our Board

Directors may serve on the Board for up to nine years, extendable annually up to a maximum of 12 years. The Board's succession plans aim to achieve an optimal balance between independence and continuity on both the Board and its Committees. It is for this reason that the Board extended the term of Mr Manuel Cuambe following a review and confirmation of his independence. His experience, knowledge and independent judgement continue to benefit the Company.

Sasol has a rigorous process in place to manage conflicts of interests. The Nomination and Governance Committee considers the commitments of Directors when they are first appointed, as well as annually, or at any other time when a Director's circumstances change and warrant re-evaluation. This is done to determine whether a Director has sufficient time to discharge his or her duties effectively and is free from conflicts that cannot be managed satisfactorily.

All non-Executive Directors are considered to be independent.
The Nomination and Governance Committee is of the view that no Director is over-committed.

Board succession planning

Leadership capability development to ensure Sasol has the right leaders in place now and in the future is crucial and succession planning remains a focus area for the Board. Factors being taken into consideration includes Sasol's vision and aspirations, continuity, its global presence, strategic objectives, the complexity of its operations and the most significant challenges it is likely to face over the short and long term.

Maintaining continuity, ensuring effective governance, and facilitating a smooth transition of responsibilities when Board members change, are crucial. We therefore ensure, among others, that new Directors engage with all Directors on the Board and the Group Executive Committee members, attend Committee meetings and have access to the necessary information to continue the work of the Board effectively.

www Refer to the Board Charter for the Policy and process for the appointment of Directors available on our website at www.sasol.com

Diversity of our Board

Directors are chosen for their corporate leadership skills, experience and expertise. A combination of different business, geographic and academic backgrounds as well as diversity in gender, age and race allow for a wide range of perspectives, robust debate and more considered decision-making.

It is the Board's policy that broader diversity at Board level will be promoted. All facets of diversity will be considered in determining the optimal composition of the Board and, where possible, be balanced appropriately. All Board appointments are made on merit, having due regard for the benefits of diversity which the Board as a whole requires to be effective.

Women (%)


40% Target
45% Achieved
0
10
20
30
40
50
60
70
80
90
100

Historically disadvantaged individuals (%)

% of South African Directors


50% Target
71% Achieved
0
10
20
30
40
50
60
70
80
90
100

Tenure


0 – 3 years
4
4 – 8 years
6
9+ years
1

Independence


Executive Directors
3
Non-Executive Directors
8

Age (years)


40 – 50 years
3
51 – 60 years
2
61 – 70 years
6

The Board's succession plans aim to achieve an optimal balance between independence and continuity on both the Board and its Committees.

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Effectiveness of our Board

Newly appointed Directors are apprised of Sasol's business and their duties and responsibilities as Directors. Directors are also given the opportunity to visit Sasol's plants and operations. The development of industry and Group knowledge is a continuous process, and Directors are briefed on legal developments and changes in the risk and general business environment on an ongoing basis.

The Board, its Committees and Directors are entitled to seek independent professional advice concerning the Company's affairs and to gain access to any information they may require in discharging their duties as Directors.

It is the policy of the Board to formally evaluate its performance and effectiveness, and that of its Committees, Directors and the Chairman, every second year. A formal evaluation was conducted in 2025.

The Board concluded that it is effective, and the Directors are satisfied that the evaluation process is contributing to the improvement of the Board's performance and effectiveness.

The Board also concluded that its Committees are appropriately structured, suitably delegated with the right responsibilities and necessary authority to support the Board, and are effective.

"We are committed to setting the tone on ethics and governance."

"While performance and reward management are well-handled, we need to continue focusing on succession planning."

"We are satisfied that the Board spends its time focused on priorities, discussing substantive strategic issues in a constructive manner, bringing an outside perspective and adding value to management's thinking."

"Over the past year, the Board and management have made strides in engaging in difficult conversations based on trust, demonstrating a willingness to understand diverse viewpoints and approaches to addressing challenging issues."

"We are satisfied that the Board understands the importance of ensuring that the right leadership is in place, developed and retained, and that performance and behaviour are rewarded in a manner that supports the immediate priorities, strategic direction, sustainability and values of the Company."

The Board and its Committees benefit from a diverse range of skills and experience, which enhances the quality of strategic planning and is essential for guiding the Company toward long-term success. Within the context of Sasol's operating environment, our Directors bring expertise across the following key areas:

- Social, SHE and sustainability
- Engineering
- Chemicals
- Oil, gas and upstream business
- Capital projects
- Sales and marketing
- Finance
- Digital, including cyber security
- Mergers and acquisitions
- Public policy and regulatory
- Legal and compliance
- Human resources and remuneration
- Strategy and risk management
- Global experience

Skills assessments are a continuous and strategic exercise to ensure that the Board's collective experience and capabilities remain aligned with the Company's evolving needs and strategic direction. This ongoing process helps confirm that the Board is well-positioned to fulfil its oversight responsibilities and guide the Company effectively. As part of this commitment, the Board is currently reviewing the skills required for Future Sasol. This assessment will contribute to identifying strengths and potential gaps in the Board's composition, ensuring it maintains the right mix of skills, experience, and perspectives to address both current and future challenges. The insights gained will inform succession planning and support targeted recruitment and development initiatives.

www Refer to Sasol's Form 20-F for more detail regarding skills and experience of each Director, available on our website www.sasol.com

The Company Secretary

The effective functioning of the Board is facilitated and supported by the Company Secretary. The Company Secretary is not a Director of Sasol Limited and provides a central source of guidance and support on matters of good governance and changes in legislation while maintaining an arm's length relationship with the Board and Directors. Ms Elizna Viljoen was appointed as the Group Company Secretary on 1 January 2025. The Board is satisfied that Ms Viljoen is competent and has the appropriate qualifications and experience to serve as Group Company Secretary.

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GROUP GOVERNANCE continued

Our Board Committees

The Committees established by the Board play an important role in enhancing standards of governance and effectiveness within the Group.

Audit Committee (AC)

CHAIRMAN
GMB Kennealy

MEMBERS	MEETINGS	ATTENDANCE
DGP Eyton* KC Harper S Subramoney NX Muleke#	5	99%^

* Appointed as member on 14 September 2024
^ Due to prior commitments a previous member of the Committee, Ms Matyuma could not attend the meeting on 28 August 2024
– Ms MBN Dube stepped down as member of this Committee on 13 September 2024 due to her appointment as Chairman of the Board
\# Appointed as member on 22 August 2025

Mandate

To oversee:

- The quality and integrity of Sasol's integrated and financial reporting.
- The qualification, independence and effectiveness of the internal and external audit functions.
- Compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements.
- Financial market risk management and hedging matters.
- The strategic direction of digital and Information Management (IM) development in a manner that supports the Group in achieving its strategic objectives and ensuring the optimal return on digital and IM investment.
- That the control environment of information and technology is appropriately managed and that any risks posed by pursuing or not advancing certain digital strategies are addressed.

Key matters dealt with in 2025 and focus areas for 2026

- Financial performance, specifically considering the impact of market volatility, geopolitical uncertainty and disruption resulting in impairments and fair value adjustments.
- Balance sheet and liquidity management. It is key to drive resilience and cash flow improvement, and essential that capital allocation principles prioritise and strengthen our balance sheet.
- Financial management, key audit matters and significant areas of judgement. The Committee also monitored the integrity of financial reporting systems and disclosures by reviewing and challenging judgements, estimates, and the accounting for significant transactions.
- Ensuring the quality of the statutory audit.
- Ensuring the integrity and effectiveness of reporting.
- Ensuring effective combined assurance, internal control and risk management and dealing with material weaknesses that are reported.
- Overseeing the further development of Sasol's digital strategies and technology solutions and monitoring cyber security and information and operating technology issues.
- Assessing risks on matters such as going concern, impairments of assets and fair values.

www Refer to the Report of the Audit Committee in our Annual Financial Statements for more detail, available on our website www.sasol.com

Capital Investment Committee (CIC)

CHAIRMAN
MJ Cuambe*

MEMBERS	MEETINGS	ATTENDANCE
S Baloyi WP Bruns** DGP Eyton** M Flöel*** MBN Dube**** GMB Kennealy	5	97%^

* Appointed as Chairman on 6 June 2025
** Appointed as member on 1 September 2024
*** Served as Chairman of the Committee until 6 June 2025.
****Was a member until her appointment as Chairman of the Board on 13 September 2024. Re-appointed a member on 1 May 2025
– As a result of the Committee being restructured, Mr VD Kahla and Ms KC Harper are no longer members of this Committee with effect from 1 May 2025
^ Due to prior commitments Mr Cuambe and Mr Cumming (a previous member of the Committee) could not attend the meeting on 15 August 2024. Mr Cuambe could also not attend the meeting on 12 November 2024 due to the political unrest that took place in Mozambique at that stage

Mandate

- To evaluate mergers, acquisitions, investments, divestments and disposals prior to approval by the Board.
- To monitor these mergers, acquisitions and Board-approved investments, divestments and disposals, as well as the Company's capital allocation and asset review programmes.
- To monitor Sasol's innovation and technology developments, ensuring these developments support the medium- to long-term strategic direction of the Company.

Key matters dealt with in 2025 and focus areas for 2026

- Overseeing investments and divestments and ensuring prioritisation of investments that best support the sustainability of the organisation.
- Monitoring progress of Mozambique projects and strategic approaches to developing large-scale natural gas import opportunities for South Africa.
- Monitoring the Group's capital performance and guiding on prioritised capital expenditure.
- Intensifying the discussion on Sasol's innovation and technology developments to ensure alignment with the Company's medium- to long-term strategic direction.
- Providing direction and assurance on strategic considerations and risks in respect of potential investments, divestments, mergers and acquisitions.
- During 2026 the Committee will specifically monitor and provide direction on key matters within its mandate in support of Sasol's strategic priorities communicated at Capital Markets Day.

Nomination and Governance Committee (NGC)

CHAIRMAN
MBN Dube*

MEMBERS	MEETINGS	ATTENDANCE
MJ Cuambe** DGP Eyton*** M Flöel GMB Kennealy	9	98%^

* Appointed as Chairman on 13 September 2024
** Appointed as member on 1 May 2025
*** Appointed as member on 14 September 2024
^ Due to prior commitments Mr Cuambe and Mr Cumming could not attend the special meeting on 6 May 2025

Mandate

- To ensure effective corporate governance.
- To assist with the composition of the Board and its Committees, succession planning and the appointment of Directors.
- To manage the performance of the Board, its Committees and the Directors.
- To monitor compliance and provide reasonable assurance regarding the quality, integrity and reliability of compliance risk management.
- To assist with ensuring that shareholders' needs, interests and expectations are understood and taken into account.
- To monitor the vulnerability of the Company to takeovers and ensuring that adequate systems are in place to respond to takeover advances.

Key matters dealt with in 2025 and focus areas for 2026

- Significant time is being spent on succession planning, ensuring the right skills and competence are available.
- Reviewing the composition of the Board and its Committees and managing potential conflicts of interests.
- Ensuring general corporate governance mechanisms and the framework are appropriate and effective in view of developments in the Group and its business environment.
- Ensuring optimal performance by the Board, its Committees and the Directors and addressing areas identified for improvement during the evaluation process.
- Ensuring that our shareholders' needs, interests and expectations are understood and taken into account in the Group's strategy and balanced with other stakeholder needs and interests while also maintaining regular and transparent communication and disclosure.
- Ensuring effective risk management oversight, specifically in relation to material risks within the ambit of the Committee's responsibilities.

GOVERNANCE continued

GROUP GOVERNANCE continued

Our Board Committees continued

Remuneration Committee — REMCO

CHAIRMAN
M Flöel*

MEMBERS	MEETINGS	ATTENDANCE
MJ Cuambe KC Harper** S Subramoney	5	99%^

* Appointed as Chairman on 6 June 2025
** Appointed as member on 14 September 2024
^ Mr Cuambe could not attend the meeting on 12 November 2024 due to the political unrest that took place in Mozambique at that stage

Mandate

- To ensure the Group remunerates its employees fairly, responsibly and transparently by, *inter alia*, implementing affordable, competitive and fair reward practices so as to promote the achievement of strategic objectives and positive outcomes in the short, medium, and long term.
- To monitor and ensure remuneration-related governance is maintained.
- To provide a channel of communication between the Board and management on remuneration matters.

Key matters dealt with in 2025 and focus areas for 2026

- Ensuring effective reward practices and governance throughout the execution of the Remuneration Policy.
- Continuing to engage with shareholders on the Group's key focus areas in our Remuneration Policy and Implementation Report and ensuring the appropriateness of our reward practices.
- Reviewing short- and long-term incentive plan targets and design principles to ensure ongoing relevance and alignment with our strategic direction and commitments made at Capital Markets Day.
- Comprehensive review of the long-term incentive plan rules as well as the introduction of the post termination service shareholding requirements for members of the Group Executive Committee, including Executive Directors.
- Reviewing the status of healthcare and retirement plans in the Group.
- Our people are essential in ensuring that Sasol's strategic priorities, communicated at Capital Markets Day, are achieved. The Committee will therefore specifically focus on ensuring Sasol's people retention risks are mitigated and that reward practices and incentive plan targets and design principles support the achievement of these strategic priorities.

Safety, Social and Ethics Committee — SSEC

CHAIRMAN
DGP Eyton*

MEMBERS		MEETINGS	ATTENDANCE
S Baloyi MJ Cuambe^ MBN Dube**	M Flöel VD Kahla NX Muleke#	5	100%

* Appointed as Chairman on 14 September 2024
** Resigned a Chairman of the Committee upon her appointment as Chairman of the Board on 13 September 2024. Appointed as member of the Committee on 1 May 2025
\# Appointed as member on 22 August 2025
^ MBN Cuambe stepped down on 22 August 2025

Mandate

- To oversee:
  - Safety, health and environmental performance and associated regulatory compliance.
  - Social and ethical responsibilities.
  - Corporate citizenship.
  - Stakeholder relations, including employees, customers and government authorities.
- Assess risk in the Committee's areas of responsibility, reviewing associated strategy development and implementation, focused according to risk.
- Shape environmental and social sustainability strategy development; and
- Ensure the integrity of sustainability reporting.

Key matters dealt with in 2025 and focus areas for 2026

- Evolving Sasol's safety culture and reviewing process safety systems to reduce high severity incidents.
- Improving operational resilience, including in relation to extreme weather events.
- Protecting human rights through Sasol's activities and relationships, as outlined in its Human Rights Policy, and fostering a strong ethical culture throughout the organisation.
- Ensuring Sasol meets its air quality, greenhouse gas and fresh water requirements, and enables reduced plastic pollution.
- Monitoring organisational change and labour relations.
- Working with local communities to promote inclusion and economic development.


sasol

The President and CEO is not a member of the Audit Committee, Remuneration Committee nor the Nomination and Governance Committee but attends meetings by invitation. He is requested to leave the meeting, where appropriate, before any decisions are made that relate to him personally.

www The complete terms of reference of the Committees are available on Sasol's website, www.sasol.com

GOVERNANCE continued

HUMAN RIGHTS

HUMAN RIGHTS

Our commitment

We are committed to respect and uphold human rights by:

- Avoiding adverse human rights impacts that we may cause or contribute to, through our business activities and relationships, including: employees, communities, joint venture and business partners, suppliers, customers and service providers.
- Doing business based on fair, lawful and transparent practices.

Joined the United Nations Global Compact (UNGC) and became a signatory to the 10 Principles of the UNGC. We realise our commitments by ensuring the integration of human rights principles into our business processes and practices in accordance with the United Nations Guiding Principles (UNGPs) on Business and Human Rights (BHR).

Our group approach

- The Board of Directors of Sasol Limited (Board) has the ultimate responsibility for overseeing Sasol's commitment to uphold and respect human rights in line with Sasol's Human Rights Policy. The Safety, Social and Ethics Committee (SSEC), a delegated sub-committee of the Board, is responsible for, among others, the implementation of Sasol's BHR framework and the overall approach to human rights. The framework supports the integration of relevant human rights considerations into business processes and activities.
- Our approach to human rights is aligned with international standards and guidelines such as the UNGPs and the UNGC, and national laws and regulations in the jurisdictions in which we operate. Our BHR policies and procedures encompass our own operations, supply chain, joint ventures (JV) and other business partners.

The BHR framework, which is an overarching framework to the Sasol human rights approach, supports the integration of relevant human rights considerations into business processes and activities, and therefore supports our commitment to align our practices with the UNGPs. A key aspect is the incorporation of human rights due diligence into our overall enterprise risk management approach, underpinned by Sasol's Enterprise Risk Management (ERM) Framework. The ERM Framework sets the foundation for business units to effectively manage their respective risks in a systematic and standardised manner.

Our BHR framework consists of three phases:

PHASES

1. **The development of a systematic approach** to identify, prevent, mitigate and account for human rights impacts in line with the expectations of UNGP 17.
2. **A human rights focused self-assessment process** led by individual Sasol business units, to identify risks in relation to the five salient human rights risks areas.
3. **The implementation of systematic risk** mitigation procedures.

The responsibility for implementing Sasol's human rights programme, the related procedures, and embedding relevant actions in the business resides with the leadership of the various business units.

It is the responsibility of every employee to know and understand Sasol's human rights commitments, expectations and responsibilities as set out in the Sasol Human Rights Policy and remain vigilant to ensure third party's compliance with this policy.

Our Business and Human Rights Journey

2020

- **Approval** of the BHR framework

2022

- **Review and amendments** to the Sasol Human Rights Policy
- **Implementation** of BHR training
- **BHR self-assessments**: Southern Africa Energy and Chemicals and International Chemicals
- **M&A Acquisitions Handbook:** Incorporation of human rights focused due diligence guidance principles

2023

- **BHR self-assessments:** Sasol Mining and ZAFFRA JV
- **Implementation** of supplier due diligence processes
- **Implementation** of BHR contract clauses
- **Development** and implementation of supply chain BHR Work Instructions
- **Development** of the BHR Critical Control Framework (BHR CCF)
- **Participation in** the UNGC's first BHR Ambition Accelerator Programme

2024

- **Approval and implementation** of BHR CCF
- **Appointment** by Sasol Germany GmbH of a Human Rights Officer
- **Implementation** of a risk-based due diligence approach of suppliers within Sasol Germany GmbH in line with applicable laws
- **Review** of BHR internal training material
- **Participation in** the UNGC's second BHR Ambition Accelerator Programme

2025

- **Compliance** review of human rights processes and procedures in line with the approved Sasol Annual Compliance Monitoring Plan for FY25
- **Roll-out** of the revised internal BHR training
- **Review and amendment** of the Sasol Human Rights Policy
- **Publication** of the Sasol Germany GmbH: Declaration of Human Rights Principles 2025
- **BHR self assessments:** JV BHR Maturity Assessment and Sasol's implementation of UN Voluntary Principles on Security and Human Rights

GOVERNANCE continued

HUMAN RIGHTS continued

PERFORMANCE



Our human rights programme remains dynamic and adaptable, continuously evolving in response to the shifting regulatory environment and insights gained from ongoing human rights impact assessments and improvement opportunities.

Our Human Rights Policy was updated to ensure that we align with best practice and communicate our salient human rights, as prioritised by Sasol. The policy further sets out our human rights governance and management approach and the grievance mechanisms in place to remediate any identified human rights impacts. In addition to the Sasol Human Rights Policy, Sasol Germany GmbH in line with local regulatory requirements has approved and published a Declaration of Human Rights Principles 2025.

Sasol continues to maintain BHR due diligence processes in terms of which potential human rights impacts are assessed, managed and reported in accordance with the Sasol BHR framework. Due diligence processes in place include:

- **Self-assessments:** used to identify potential human rights issues that might arise in connection with each business unit's operations and business relationships.
- **Supply-chain due diligence:** Sasol's BHR supplier onboarding and monitoring procedures, applicable to Sasol suppliers, implemented to identify and monitor potential human rights impacts that may arise as a result of the business relationship concluded between Sasol and a supplier, supported by applicable BHR contractual provisions that are appropriate to the level risk exposure assessed per supplier.
- **Sasol M&A Due Diligence Guidance on Human Rights:** human rights-focused due diligence guidance for mergers and acquisitions, incorporated into the internal Sasol Mergers and Acquisitions Handbook, to ensure that potential human rights issues associated with acquisitions and sales of corporate entities by Sasol are identified and managed appropriately in accordance with the Sasol Human Rights Policy. Furthermore, potential JV partners are required to complete a human rights due diligence questionnaire to be able to do business with Sasol.

Training and awareness

Sasol promotes a culture of continuous learning and development to ensure its employees have a greater understanding of the business risks and opportunities associated with upholding and protecting of human rights in line with the Sasol Code of Conduct and Human Rights Policy.

To enhance a stronger health and safety culture within Sasol as well as ensuring compliance and/or adherence to human rights related principles and regulations, our internal BHR training programme was revised and updated in FY24 to ensure its continued relevance and to align it to current business processes and procedures.

The training material, which was revised to incorporate a pre-assessment optionality among other functionality improvements, dealt with:

- The implications of forced labour and human trafficking within a corporate organisation.
- Identification of red flags and measures in place to address such red flags.
- Implementation of due diligence processes to prevent forced labour in the supply chain.

The updated Sasol BHR global employee training programme was rolled out with effect from 1 July 2024 and as at 30 June 2025, 99% of targeted group of employees have successfully completed the training.

Sasol provided awareness training to our suppliers who support our South Africa and Mozambique Operations, on human rights related matters including matters specifically highlighted in the Sasol Slavery and Human Trafficking Statement. As at 30 June 2025, approximately 1 045 registered suppliers participated in the FY25 awareness training program. To access Sasol's Slavery and Human Trafficking Statement for the financial year ending 30 June 2024, can be accessed via Sasol Slavery and Human Trafficking Statement

Our human rights awareness campaigns include leveraging significant national and internal events to educate Sasol employees on human rights-related matters.

GOVERNANCE continued

ETHICS

Our commitment

We are committed to high ethical standards and combating corruption throughout our sphere of influence. This is an important part of our drive to deliver social value through our core activities.

Our group approach

Sasol's ethics strategy is principles-based and anchored in the Company's shared values, especially the value of accountability.

GOVERNANCE OVERSIGHT OF ETHICS


SASOL CODE OF CONDUCT
2025

Accountability

The Sasol Limited Board of Directors (Board) is accountable for ethical business conduct and oversees behaviour in accordance with the Sasol Code of Conduct (Code). The Board has delegated its powers to the Safety, Social and Ethics Committee (SSEC) to ensure effective implementation of ethics policies, structures, and programmes. The SSEC manages and monitors ethics in Sasol on behalf of the Board.

Responsibility

The responsibility for practical direction setting, strategy setting, and management of ethics then becomes the responsibility of the Group Executive Committee (GEC).

Execution

The GEC established the Group Ethics Office (GEO), led by the Chief Ethics Officer, as a functionally independent office responsible for Sasol's ethics programme.

Senior Vice Presidents and Vice Presidents implement the Code in their areas, aided by appointed business unit Ethics Officers (EOs). The GEO supports compliance with the Code through the decentralised ethics community – particularly through the EOs.

Defining and adhering to the Code

We have made amendments to the Sasol Code of Conduct (Code) to better reflect our commitment to building a stronger and more sustainable Sasol. The changes include aligning the Code with Sasol's triple-bottom line imperatives, it Integrates Sasol policies to ensure that employees have a clear guidance on what is expected of them and it is refined, shortened and simplified to promote better understanding. The changes are designed to enhance our ethical guidelines and reinforce our dedication to safety and accountability in all aspects of our business resilience. These updates will help us navigate the challenges of today and tomorrow, ensuring that we continue to operate in a manner that aligns with our core values and principles.

PERFORMANCE

Promoting a strong ethical culture

Ongoing training and awareness initiatives are crucial for adherence to our codes, policies and programmes. Sasol's New Employee Orientation programme which was rolled out in 2010, includes an ethics module and is mandatory for new employees.

Our efforts to implement regular communication campaigns concerning high-risk BUs, investigation substantiated rates and tailor-made ethics moments are crucial for maintaining a high standard of integrity and ethical behaviour within Sasol.

The Ethics Opportunity and Risk Assessment survey was used to identify potential areas to improve the management of ethics within Sasol. The results of the assessment were shared with the SSEC and a co-ordinated approach, to address the recommendations, was collectively agreed upon by the GEO, Human Resources and Safety Health and Environmental teams. The aim of the approach was to address the common findings and themes across the culture, safety and ethics reports. The findings from these reports contributed to the development and roll out of the leadership refresher training programme for middle and frontline leaders as well as the improvement of our policies and procedures.

Sasol employees receive ethics training and awareness on an annual basis to foster a resilient ethical culture, where ethical behaviour is the norm and is reflected in everything that we do and in every business decision.

99% of employees who fall within the target audience completed the anti-bribery and competition law training programme. Annual compliance confirmation was received for more than 6 578 out of a total global participation of 6 630 employees (99% participation rate), the employees range from execution level to CEO and President level. In this process, targeted employees acknowledged that they had read and understood, and would comply with, *inter alia*, Sasol's Anti-Bribery Policy, Competition Law Policy, Code and the Human Rights Policy. The targeted employees also confirmed that they had addressed any potential conflicts of interest.

GOVERNANCE continued

ETHICS continued

PERFORMANCE

Anti-corruption, anti-bribery and competition(anti-trust) law

We provide annual training on compliance and ethics. Our guidelines, standards and procedures are updated regularly in line with changes in the law.

Sasol rolled out four separate compliance training modules in FY25. The compliance training included competition law, anti-bribery, sanctions and business and human rights. This training is provided to employees identified as posing a higher risk of being exposed to compliance risks. The process targets employees on role category execution and above.

Whistle-blower Policy

Sasol, through a Whistle-blower Policy, promotes a culture in which all stakeholders and employees are encouraged to speak up and report unethical, illegal, or undesirable conduct involving Sasol and those implicated, without fear of retaliation and reprisal.

Sasol prohibits any form of retaliation, intimidation, harassment or victimisation against an individual who makes a report in good faith.

Making an intentional false report may lead to disciplinary action, up to and including dismissal, or other corrective action.

www Refer to our website www.sasol.com/esg

24-hour Sasol EthicsLine

The Sasol EthicsLine is a confidential and independent system which allows any person to report suspected transgression of the Code, values, policies or regulatory requirements. The EthicsLine is operated independently and externally to Sasol, by Deloitte's Tip Off Anonymous for Africa and USA, and Deloitte Halo for Eurasia to ensure that the local whistleblower laws and data privacy laws are adhered to.

The Sasol EthicsLine is available globally 24 hours a day/seven days a week via telephone, the web and email. It is also available in multiple languages.

In FY25, we received 478 calls on our EthicsLine, some of which had multiple allegations, 23% less than FY24.

478 reported to the Sasol EthicsLine

101 confirmed breaches of the Code of Conduct

3 employees dismissed

Out of the 101 substantiated allegations, 37 are still undergoing disciplinary actions and awaiting final sanctions. The other substantiated investigations resulted in three dismissals and various management actions.

Ethical misconduct substantiated allegations (number)


40
35
30
25
20
15
10
5
0
Number
25
36
31
30
14
23
31
27
Unfairness
Dishonesty
Disrespect
Irresponsibility
FY25
FY24

Managing conflict of interest and gifts, entertainment, and hospitality

We manage and monitor conflict of interest in accordance with the Sasol Conflict of Interest Policy and Process and Guidelines including relevant regulations. These documents serve as practical guidelines to assist in identifying conflict of interest including details of activities which must be declared and the approval levels.

2 133 employees completed the conflict of interest training.

By managing gifts, entertainment, and hospitality, we aim to reduce possible bribery, fraud or corruption by our employees and stakeholders and ensure adherence to the South African Prevention and Combating of Corrupt Activities Act, 12 of 2004, UK Bribery Act, 2010 and Foreign Corruption Practices Act.

OUTCOMES

Nature of training	Number of people 2025	2024
Sasol Code of Conduct	1 222	1 208
New employees orientation programme – Ethics training	1 384	850
Global anti-bribery compliance challenges	6 905	7 148
Conflict of interest	2 133	1 260
Gifts, entertainment and hospitality	2 416	1 544
Economic sanctions	6 586	7 028
Competition (Anti-trust) law	6 278	6 696
Data privacy in practice	3 654	5 079

GOVERNANCE continued

INFORMATION MANAGEMENT AND CYBERSECURITY

Our commitment

We are committed to ensuring a secure information management and cybersecurity environment by implementing measures to address and mitigate associated risks.

Our group approach

Information Management (IM) aims to direct the effective and efficient use of IT solutions and services in enabling the organisation to achieve its goals and strategic objectives, by establishing appropriate decision-making bodies and governance artefacts such as policies and processes.

IM Governance forms a subset of Sasol corporate governance with a groupwide risk management process that is aligned to international standards and best practice. Cybersecurity is noted as a Group material risk for Sasol and oversight lies with the Audit Committee.

For more details refer to Risk management on page 37.

The IM operating model and structure is approved by the Group Executive Committee (GEC) of the organisation and renders a service to all subsidiaries of Sasol. Regional specific legal and regulatory requirements are taken into consideration when delivering IM services and solutions.

Chief Information Officer

GEC
EVP Commercial and Legal

Board
Audit Committee

PERFORMANCE

In FY25, we continued to focus on:

- Improving our customer experience.
- Growing IM talent and digital enablement.
- Progressing our cloud journey.
- Improving data quality.
- Enabling strategic business and digitalisation initiatives.
- Exploring the value cases for Artificial Intelligence (AI) and Generative AI (GenAI) for Sasol.
- Optimising our spend on outsourced services.
- Mobility applications for the retail fuels business.
- Focusing on cybersecurity to secure our operations and the organisation.

We operate in a financially constrained environment, however the organisation has sufficient protection in place and has not experienced any major cybersecurity incidents that had a material impact on our business strategy, operations and financial reporting.

We continuously assess our cybersecurity posture to identify areas for enhancement, implementing improvements as needed or schedule them for future deployment.

IM's focus for our supply chain is ensuring the confidentiality, integrity and availability of data, document retention requirements, data privacy, information classification and security.

Policies and compliance

Sasol is dedicated to ensuring compliance with IM-related regulation and legislation. This commitment is reflected in our Information Management Policies and Code of Conduct. The use of Sasol computing devices, systems and services is governed by Sasol IM policies and each user acknowledges these and acceptable-use when logging onto a Sasol account. Any intentional non-compliance is addressed in accordance with the stipulated policies, taking into consideration jurisdictional implications.

Training and awareness

We have robust information security awareness campaigns with monthly themes shared with our employees and service providers. Employees are enrolled in training on our Learning Management Systems, which focuses on critical topics for cybersecurity awareness. Month-to-month participation ranges from 85% to 95%. We circulate regular awareness communication via email on either internal or external events to share risk with employees. We run regular phishing exercises and provide feedback to assess employee awareness risk to management.

The training is not mandatory, however the participation is tracked and feedback given to the Group Executive and Senior Vice Presidents to encourage participation and completion of the training. Training is also offered to employees on the use of our IM systems and tools.

The top three areas of training for FY25 were cybersecurity, AI tools and system-specific training depending on the job role. Cybersecurity awareness training is provided to all employees with access to Sasol computer systems.

Responsible AI

Sasol has established a visionary position to embrace, accelerate and unleash the potential of AI and GenAI to ensure we stay relevant and enable safe and responsible innovation.

We have established robust guardrails to guide our employees in the secure, ethical and responsible use of GenAI technology. These strike a balance between maintaining governance and allowing sufficient flexibility to accelerate adoption for the benefit of Sasol. They encompass an AI and GenAI policy, a governance committee, approved AI technology for use in Sasol, and a framework for data accuracy.

Environmental stewardship

Sasol is committed to the environment and applies responsible disposal of its e-waste according to ISO14000 standards. Paper recycling, reducing printing by using e-signing, and moving our data centres from on-premise to Cloud is part of our commitment to sustainable computing.